MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio)	Three Months Ended March 31, 2017

Net earnings before taxes	$173,957

Fixed Charges:
Interest expense	17,855
Amortization of debt expense	698
Rent expense (One-Fourth of all rentals, reasonable approximation of the interest factor)	145
Total fixed charges	18,698

Net earnings and fixed charges	$192,655

Ratio of Earnings to Fixed Charges	10.3